Exhibit 99.1

News release

Cenovus Energy restores full production at Christina Lake
Calgary, Alberta (June 12, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has now safely ramped up production at its Christina Lake oil sands asset following wildfire activity in the area. Production operations restarted on June 3 and production was ramped up over the course of the week.

Site inspections confirmed there was no damage to Cenovus infrastructure. The company continues to closely monitor the overall wildfire situation in Alberta, with a focus on the safety of its people and assets. It appreciates the continued efforts of its teams who are working to keep the company’s people and assets safe, and for the provincial emergency management teams and firefighters keeping communities safe.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

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